October October 30, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Edwin Kim and Mitchell Austin

Re:	Nature’s Miracle Holding Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 28, 2024 File No. 333-282487

Dear Mr. Kim and Mr. Austin:

On behalf of Nature’s Miracle Holding Inc. (the “Company”), please accept this letter as the Company’s response to the comments raised by the staff of the Securities and Exchange Commission in its letter dated October 29, 2024 relating to the Company’s above-referenced registration statement.

For your convenience, the staff’s comment has been restated and is followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1 Cover Page

General

1.	You added disclosure that you received a notification letter from Nasdaq on October 24, 2024 that Nasdaq has determined to delist your common stock from the Nasdaq Global Market. Please revise your cover page to disclose this and provide a cross- reference to a longer discussion of the effects and risks of Nasdaq delisting your common stock.

Response:

The cover page has been revised to disclose receipt of the notification letter from Nasdaq on October 24, 2024, and to provide a cross- reference to a longer discussion of the effects and risks of Nasdaq delisting the Company’s common stock.

2.	We note that your Series A Warrants will be exercisable into one share of common stock at the same price as the units being publicly offered, subject to adjustments, based on your current common stock market price. Please clarify that the one share per Series A Warrants may be adjusted to a much as 5 shares of common stock for each Series A Warrant and the exercise price may be as low as 20% of the unit offering price as a result of these adjustments.

Response:

The cover page has been revised to clarify that one share per Series A Warrant may be adjusted to as much as 5 shares of common stock for each Series A Warrant and the exercise price may be as low as 20% of the unit offering price

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Prospectus Summary

Nasdaq Letters on MVPHS and MVLS, page 5

3.	You added disclosure here that you intend to submit a hearing request to the Nasdaq Hearings Panel to appeal Nasdaq’s delisting determination. Please revise to describe how the hearing process works, including whether there is a timeline pursuant to which you must submit your appeal and the Nasdaq Hearings Panel must make a decision on your appeal. Additionally, please discuss the consequences to the company and its stockholders if Nasdaq denies your appeal. For example, if Nasdaq denies your appeal, clarify whether you believe you would be eligible to be listed on a lower tier of Nasdaq or whether your stock would only be quoted over-the-counter. Ensure your discussion here and in your risk factors section discusses related risks, such as material impacts to credit or investor agreements, your liquidity and the price of your common stock.

Response:

The prospectus summary has been revised to describe how the hearing process works, including the timeline pursuant to which the Company must submit its appeal and for the Nasdaq Hearings Panel to make a decision on the Company’s appeal, and the consequences to the Company and its stockholders if Nasdaq denies the Company’s appeal.

Should you have additional questions regarding the information contained herein, please contact the undersigned.

Sincerely,

/s/ Jeff Cahlon

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW